

October 2, 2014

<u>Via E-mail</u>
Mr. Donald J. Straka
General Counsel
Great Western Bancorp, Inc.
100 North Phillips Ave.
Sioux Falls, South Dakota 57104

Re: Great Western Bancorp, Inc.
Registration Statement on Form S-1
Filed September 25, 2014
File No. 333-198458

Dear Mr. Straka:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Outside Front Cover Page of Prospectus</u>

1. As we requested in our previous two letters, please revise the first paragraph to disclose the information required by Item 501 of Regulation S-K and Instruction 1 to paragraph 501(b)(3) including the amount of securities to be sold by the selling shareholder and a range for the offering price. Please revise the second paragraph to disclose the percentage of the voting power of outstanding shares that National Australia Bank will own after the offering.

<u>Prospectus Summary, Separation from NAB, page 12</u>

2. We acknowledge your response to comment 5 of our letter to you dated September 15, 2014. Noting the recent planned changes being made at National Australian Bank, including sales of other subsidiaries, as well as anticipated changes in capital requirements please update this disclosure if and when NAB makes plans to make subsequent sales of your stock.

<u>Prospectus Summary, Relationship with NAB, page 13</u>

3. We acknowledge your response to comment 6 of our letter to you dated September 15, 2014. Please revise the section as follows:
   - revise the second paragraph, the subsection entitled "Stockholder Agreement" and other related disclosure throughout the document to disclose that the rights apply until one year after NAB ceases to be the beneficial owner of fifty percent of your common stock and clarify whether the rights apply even if NAB is no longer a stockholder;
   - revise the second paragraph to briefly discuss the factors that the Federal Reserve considers in determining whether a company controls a bank holding company for purposes of the Bank Holding Company Act;
   - revise the second paragraph to disclose the extent which any of the rights under any of the agreements are assignable to third parties;
   - revise the subsection entitled "Stockholder Agreement" to disclose in each bullet point when each respective right will terminate; and
   - revise the subsection entitled "Stockholder Agreement" to disclose any rights you have given NAB to your internal audits and to your external auditors.

<u>Prospectus Summary, The Offering, page 17</u>

4. We acknowledge your response to comment 7 of our letter to you dated September 15, 2014. Please disclose the number of shares to be offered and the number of shares outstanding. As we requested, please disclose the terms of the stock split and revise the share information throughout the document accordingly. Please summarize the effect of the stock split on individuals who hold stock at the time of the stock split.

<u>Risks Related to our Controlling Shareholder, page 51</u>

5. We acknowledge your response to comment 8 of our letter to you dated September 15, 2014. Please revise as follows:

- discuss the risk that NAB may assign these rights to another party, including an American competitors of yours, since NAB will have the ability, directly or indirectly, to cause you to grant consent to assignment and that a competitor may use the rights to harm you and your shareholders; and
- consider separating the different risks that you identify in this single risk factor into different separate risk factors.

Determination of Offering Price

6. Please disclose the information required by Item 505(a) of Regulation S-K to describe the various factors considered in determining the offering price.

Capitalization, page 64

7. Please revise the table to disclose the missing information.

Dilution, page 65

8. Please disclose the missing information required by Item 506 of Regulation S-K.

Principal and Selling Stockholder, page 187

9. As we have preciously requested, please provide the information required by Item 507 of Regulation S-K. Please revise the first paragraph to fill in the blanks. Please revise the table to disclose information for each of the stockholders including the amount of stock beneficially owned before and after the offering and the amount to be sold by each in the offering.

Description of Capital Stock, page 199

10. Please disclose the missing information required by Item 202(a) of Regulation S-K.

Shares Eligible for Future Sale, page 204

11. Please disclose the missing information.

Underwriting, page 209

    12. Please disclose the missing information.

Item 16, Exhibits

    13. As we have requested, please file all of the exhibits required by Item 601 of Regulation S-K as soon as possible. Once you file all of the exhibits, please adjust your schedule to allow the staff adequate time to review and comment upon your disclosure relating to the exhibits.

    14. We note that nineteen of the exhibits you define on page II-2 as "forms" of a document. To the extent that the documents are not executed before the Registration Statement is declared effective, please file executed copies of each of the documents once they are executed and to disclose any material changes from the form you filed as an exhibit. See Instruction 1 to Item 601.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Marc Thomas at (202) 551-3152 or Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

                Sincerely,

                /s/ Michael R. Clampitt

                Michael R. Clampitt
                Senior Attorney